UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
    This material amendment is filed to (i) increase the Maximum Offering Amount to $600,000.89; and (ii) extend the Offering Deadline to April 30, 2026.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer
Mountain Grit Corporation

Legal Status of Issuer

    Form:
    Corporation

    Jurisdiction of Incorporation/Organization:
    Wyoming

    Date of Organization:
    September 12, 2025

Physical Address of Issuer
1309 Coffeen Avenue STE 1200, Sheridan, WY, 82801

Website of Issuer
www.mountaingrit.com

Is there a Co-Issuer? _____ yes __x____ no.

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities, LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight and one-half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $19,500 advance setup fee and $4,000 monthly fee for marketing and platform services payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

None

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

9,662

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$10,000.17

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):

$600,000.89

Deadline to reach the Target Offering Amount:

April 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	At Inception (2025)**	Prior fiscal year-end*
Total Assets	$0	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$29,144	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Net Loss)	$(57,137)	N/A

*Reflects the financial results for the Company, Mountain Grit Corporation, since inception on September 12, 2025. As such, there are no financial results for 2024. Exhibit B, attached hereto and made a part hereof, includes the reviewed inception financials for the Company.

The jurisdictions in which the Issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Subscription Agreement
EXHIBIT E: Certificate of Incorporation, and Amendments thereto
EXHIBIT F: Bylaws
EXHIBIT G: Video Transcripts



EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
April 15, 2026

Mountain Grit Corporation

Up to $600,000.89 (“Maximum Amount”) of Common Stock (representing a maximum of 483,092 Securities) including an aggregate $21,000.03 in Investor Transaction Fees

Mountain Grit Corporation (the “Company,” “we,” “us”, “Issuer” or “our”), is offering a minimum amount of $10,000.17 (the “**Target Offering Amount**”) and up to a maximum amount of **$600,000.89** (the “**Maximum Offering Amount**”) worth of Common Stock of the Company (the “Securities” or singularly the “**Security**”) at a price of **$1.00** per Security (collectively, the “**Offering**”). Purchasers of Securities are sometimes referred to herein as “Purchasers” or “Investors”. The Target Offering Amount and Maximum Offering Amount includes the investor processing fee total for all investments (“**Investor Transaction Fee**”). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by April 30, 2026 (the “Target Date”).

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 30, 2026. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $517.50. Investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3.5% per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $500 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the “**Intermediary**”). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the “**Escrow Agent**”) until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company’s offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR

THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT   ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C/A
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C/A and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

Company Overview

Mountain Grit Corporation. ("**Mountain Grit**") was incorporated in Wyoming on September 12, 2025 and is headquartered at 1309 Coffeen Avenue STE 1200, Sheridan, 82801, Wyoming. The Company sells its services through the internet throughout the United States and internationally. The Company's website is www.mountaingrit.com.

A full description of our products, services and business plan can be found on the Company's investor website page at www.invest.mountaingrit.com (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as <u>Exhibit C</u>. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view <u>Exhibit C</u> as well as the Investor Website Page at the time you consider making an investment commitment.

<u>Summary</u>

Mountain Grit is an apparel brand built on the philosophy of evolving by growing others. With roots tracing back 25 years to the rugged backcountry of northern Sweden, the Company designs and manufactures high-quality, durable apparel for a core community of snowmobilers, farmers, loggers, skiers, and adventurers.

Our history and heritage continue to guide us, and they are a testament to our dedication to creating products that enhance our customers' lives, ensuring they are equipped to tackle any challenge, whether on the slopes or at the job site.

Business Model

Mountain Grit is building a community-owned technical apparel brand (a combination of B2B and D2C): customers become co-owners, helping fund and guide a purpose-driven company that reinvests "*marketing*" spend into local projects (#PayItForward) and focuses on uncompromising, durable gear. The product roadmap starts in backcountry riding and expands into authentic workwear and hard-wearing everyday essentials, with the founding team (ex-TOBE Outerwear core) prioritizing longevity and trust over hype.

Our business model is predicated on two key market trends:
    a) Consolidation Fatigue: Recent acquisitions of established snow and workwear brands by large corporations have created widespread frustration among core customers due to the resulting decline in quality and service. This trend has created an open space in the market that Mountain Grit is positioned to fill.
    b) Community-Owned Model Validation: The Company's strategy of inviting customers to become investors is validated by the success of companies like Edison Motors, which successfully raised $5.5M with the help of over 3,915 individual investors through crowdfunding.

The Company offers the following collections:

- Snow: Our most advanced gear for snowmobiling and skiing, which is seasonal and lower-volume/lower-margin
- Workwear and Lifestyle: Year-round rugged and everyday pieces with a larger customer base and stronger margins.

All collections are designed to interlock so customers and channels can mix and match by climate, use case, and need.

Competitors

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our primary competitors are:

- Klim.com- makes technical riding apparel, helmets, and protective gear for snowmobile, motorcycle, and off-road adventure, built for weatherproofing and impact protection.
- fxrracing.com- designs performance outerwear, boots, and helmets for snow, moto, and off-road sports, with insulated and high-visibility options for extreme conditions.
- blaklader.com- manufactures heavy-duty professional workwear—trousers, jackets, and safety footwear— engineered with reinforced seams and functional pockets for trades.
- carhartt.com- produces rugged workwear and everyday apparel—jackets, bibs, pants, and accessories— known for durable fabrics and long-lasting construction.

Industry

The space spans technical outdoor/powersports gear and modern workwear – apparel such as technical winter wear for snowmobiling and skiing as well as rugged workwear. Buyers expect real weatherproofing, protection, and long service life with clean, everyday styling. Brands win on proven field performance, material quality, and trust built through direct and specialty channels, while managing seasonality, inventory cash needs, compliance testing, and supplier reliability.

Current Stage

We are in the process of setting up the Company structure, designing and manufacturing samples of our products.

Future Roadmap

0–6 months – Secure a smaller initial raise to complete product development and take first SKUs to market.
6–12 months – Use early sales to validate demand, tighten unit economics, and prepare a follow-on capital round (data room, supplier terms, preliminary banking conversations).
12–24 months – Raise the second capital round to fund working capital and establish the banking relationships/credit lines needed for ongoing production.

Perks

The Company is offering the following Perks to Investors:

Funded Investment Amount *	Perks**
"The Spark": $500.00 to $999.99	Name on the "Founding Members" wall
"The Iron": $1,000.00 to $2,499.99	Name on the "Founding Members" wall plus First-Run Founder's Edition hat plus 15% discount code for one year
"The Steel": $2,500.00 to $4,999.99	Name on the "Founding Members" wall plus First-Run Founder's Edition hat plus 20% discount code for two years
"The Bronze": $5,000.00 to $9,999.99	Name on the "Founding Members" wall plus First-Run Founder's Edition hat plus 20% discount code for three years plus 5% Bonus Shares of Common Stock
"The Silver": $10,000.00 to $19,999.99	Name on the "Founding Members" wall plus First-Run Founder's Edition hat plus 20% discount code for five years plus invite to Founders call plus 10% Bonus Shares of Common Stock

"The Gold": $20,000.00 to $49,999.99	Name on the "Founding Members" wall plus First-Run Founder's Edition hat plus 25% discount code for ten years plus invite to Founders call plus 10% Bonus Shares of Common Stock
"The Platinum": $50,000.00 and above	Name on the "Founding Members" wall plus First-Run Founder's Edition hat plus 30% discount code for ten years plus invite to Founders call plus 20% Bonus Shares of Common Stock plus Sled weekend with Founders

*For purposes of this table, Funded Investment Amount means the aggregate of all funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.

** Bonus shares of Common Stock shall have the same terms as the Common Stock issued in the Offering. Non-securities perks are subject to availability and may be substituted with items of equal or greater value. Discount codes are single-user, non-transferable, and not for resale; percentage within the 15–30% range is determined by level, begins upon launch of the Company's first winter collection, may exclude limited-run/custom items, and cannot be combined with other promotions. Shipping, taxes, duties, travel, and lodging (if any) are the investor's responsibility. The annual Founders call is a general business update and first look at what's next; investors will not receive material non-public information. Participation may require standard conferencing tools and acceptance of community guidelines. The Sled weekend may require execution of customary liability waivers and is weather-dependent.

Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Perks or Bonus Shares and will not receive any compensation related to the Perks or Bonus Shares.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name: Tomas Berntsson
Current Role: CEO, Co-Founder & Chairman
Positions Held with the Issuer:
- **Position:** CEO, Co-Founder & Chairman
- **Service Dates:** 09/2025 - Current
- **Responsibilities:** Responsible for strategy and general executive responsibilities

Other Business Experience (Past Three Years):
- **Employer:** Vebua AB (TOBE OUTERWEAR)
  Affiliate or Subsidiary of Issuer: Yes
  Title: Founder & CEO
  Service Dates: 02/2010 – 05/2025
  Responsibilities: Responsible for strategy and general executive responsibilities

Tomas is a true entrepreneur with deep roots in the sledding community. He provides the overarching company vision and directly leads the critical functions of sales and marketing. Tomas possesses a rare, hands-on understanding of brand development, successfully turning his initial concept into a market reality that genuinely resonates with riders.

Name: Alexander Bagling
Current Role: Head of Product Development and Production, Co-Founder & Director
Positions Held with the Issuer:
- **Position:** Director
- **Service Dates:** 09/2025 - Current
- **Responsibilities:** Head of product development and production

Other Business Experience (Past Three Years):
- **Employer:** Vebua AB (TOBE OUTERWEAR)
  Affiliate or Subsidiary of Issuer: Yes
  Title: Heads of design
  Service Dates: 12/2010 - 07/2025
  Responsibilities: Head of design

With a hands-on approach to design born from a life lived in the rural north, Alexander translates real-world experience into gear that's tough and reliable. He is in charge of production, ensuring that the design vision meets the necessary quality and manufacturing realities for both the backcountry and the daily grind.

Name: Marianne Ahola Berntsson
Current Role: Treasurer
Positions Held with the Issuer:
- **Position:** CFO
- **Service Dates:** 09/2025 - Current
- **Responsibilities:** Business administration & Managing the Company's finances

Other Business Experience (Past Three Years):
- **Employer:** Vebua AB (TOBE OUTERWEAR)
  Affiliate or Subsidiary of Issuer: Yes
  Title: Business Administrator
  Service Dates: 12/2010 - 08/2025
  Responsibilities: Administrating all sales/purchases and ingoing/outgoing payments

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C/A. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

If the Company cannot raise sufficient funds, it will not succeed
Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we coud be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

The Company's CEO is the beneficial owner of all of the Company's Common Stock, and will exercise voting control.
Prior to the Offering, Tomas Berntsson, the Company's Co-Founder, CEO and Chairman, beneficially owns Mountain Grit AB (formerly known as Northern Grit AB), which is the owner of all of the Company's Common Stock. Subject to any fiduciary duties owed to other stockholders under Wyoming law, Mr. Berntsson will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Mr. Berntsson may have interests that are different from yours. For example, Mr. Berntsson may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Berntsson could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We rely on other companies to provide services for our products.
We depend on third-party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade

secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.
We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We face various risks as an e-commerce retailer.
We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Changes in tariffs, trade policies, or import/export regulations could increase our costs and adversely affect our business.

Our products and many of their components are manufactured or sourced internationally, including from countries that may be subject to changing U.S. trade policies and tariffs. Increases in tariffs, duties, or other import/export restrictions could raise the cost of our materials, finished goods, or logistics. The imposition of new tariffs or the modification or elimination of existing trade agreements may increase our expenses and make our products less price-competitive. In addition, uncertainty surrounding international trade relations may disrupt supply chains or delay shipments. We may not be able to pass increased costs on to customers without reducing demand, which could materially and adversely affect our margins, business, financial condition, and results of operations.

The amount raised in this Offering may include investments from Company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes:
As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment:
Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to

provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.
Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.
The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Any Valuation at This Stage Is Difficult to Assess
Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $1.00 per share of Common Stock. The valuation for this Offering was not established in a competitive market and was set by the Company on an arbitrary basis that was not based on the financial results of the Company or our asset value, net worth, revenues or other established criteria of value. Instead, it was based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.
The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Investors will have limited voting rights.
Investors will have the right to vote upon matters of the Company, however, Investor voting power will be limited and they will be minority owners. As such, Investors will essentially have limited voting power to influence management or control of the Company and will be passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of control.

The Securities in this Offering have no protective provisions.
The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current

in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Your investment could be illiquid for a long time
You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

The Securities may be significantly diluted as a consequence of subsequent equity financings.
The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Mountain Grit AB*	5,000,000	Common Stock	100%

* Formerly known as Northern Grit AB. Tomas Berntsson, the Company's CEO and Co-Founder, is the indirect 100% beneficial owner of this entity.

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security issued: Common Stock
Final amount raised: N/A
Number of Securities Issued: 7,500,000
Use of proceeds: N/A
Date: September 12, 2025
Offering exemption relied upon: Section 4(a)(2) (This issuance was made to the initial founding owner upon the incorporation of the Company and reflects several subsequent stock splits)

Type of security issued: Common Stock
Amount raised to Date: $293,863 (these amounts are from prior closings of this Offering prior to the date of this Form C/A)
Number of Securities Issued: 284,001 (does not include Bonus Shares to be issued)
Use of proceeds: Sales and marketing, working capital and product development
Closing Dates: Various dates between December 15, 2025 and March 23, 206
Offering exemption relied upon: Regulation CF

THE COMPANY'S SECURITIES

The Company's Securities
The Company has authorized Common Stock. As part of the Offering, the Company will be offering up to 483,092 shares of Common Stock.

On September 18, 2025, the Company filed a Certificate of Amendment to its Articles of Incorporation. As a result, the total number of shares that the Company is authorized to issue is 5,000,000 shares of common stock (the "**Common Stock**"), par value $0.0001 per share. In connection with the Certificate of Amendment to the Certificate of Incorporation, all outstanding Common Stock as of such date were split on a 1 share for 1,000 share basis. On November 6, 2025, the Company filed another Certificate of Amendment to increase the total number of shares that the Company is authorized to issue to 10,000,000 shares of Common Stock. In connection with the Certificate of Amendment to the Certificate of Incorporation, all outstanding Common Stock as of such date were split on a 1 share for 1.5 share basis.

Securities Class Information for Current Regulation CF Offering
Common Stock
The number of Securities authorized is 10,000,000 with a total of 7,784,001 outstanding, including 284,001 shares issued pursuant to earlier closings of this Offering (and excluding bonus shares that have yet to be issued).

Voting Rights
Each share of Common Stock is entitled to one vote. However, the Investors will be minority owners in the Company and the Securities will carry limited voting, management or control rights in the Issuer. Investors should not purchase the Securities if they are not comfortable with this limited voting and control.

Material Rights
Pro-rata right to receive dividends if and when declared by the board of directors. Pro-rata right to residual assets upon liquidation or dissolution. No pre-emptive rights.

In addition to the Subscription Agreement with the Investor, attached hereto as <u>Exhibit D</u>, the primary documents governing voting and rights of Investors holding the Securities of the Company are the Company's Certificate of Incorporation, as amended (the "**COI**") attached as Exhibit E, and the Company's Bylaws (the "**Bylaws**", together with the COI, the "**Company Governing Documents**"), attached as Exhibit F.

All statements in this Form C/A regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents.

What it means to be a minority holder

As a minority holder of the Security, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up (there is no guarantee that it will). The investor will own a smaller piece of a larger company (or, if the value goes down, then a smaller piece of a smaller company). This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

VALUATION

Pre-Money Valuation: $7,500,000 on a fully diluted basis (excluding shares issued in prior closings of this Offering). The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Related Party Transactions

Name of Party/Entity	Relationship to Issuer	Nature of Transaction and Related Party's Interest	$ Amount Received
Mountain Grit AB (formerly known as Northern Grit AB)	Shareholder (Currently holds 100% of Issued and Outstanding Shares of the Company)	Pre-Incorporation Expense Coverage and Asset Transfer. To date, Mountain Grit AB has incurred approximately $44,985 USD in startup expenses (e.g., legal fees, initial design, market research) on behalf of Mountain Grit Corporation and has committed an additional $50,000 USD to cover ongoing operational expenses. These costs will become a formal long-term debt of the Company as of January 1, 2026 and such debt is expected to be subsequently converted into equity capital upon closing of the Regulation CF offering. Additionally, Mountain Grit AB transferred its existing brand, intellectual property (IP), and 25 years of industry experience to Mountain Grit Corporation in exchange for the initial 7,500,000 shares of Common Stock in the Company.	No money received from Company.

Transferability of securities

Pursuant to Regulation CF, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General overview of the Company's current financial condition based on the financials included with this Offering
Mountain Grit Corporation is an early-stage, pre-revenue company. As of the filing date, the Company has been funded by the current owner of the Company (and indirectly by the Founder).

Company's Cash and Cash Equivalents
As of October 21, 2025, the Company reported a cash balance of approximately $45,514.

Company's Liquidity and Capital Resources
The Company expects its primary source of liquidity over the next 12 months to be the net proceeds from this Regulation Crowdfunding offering. The Company is initially seeking to raise approximately $300,000–$500,000 in gross proceeds, which management currently intends to use for immediate product development and initial setup activities; actual allocations may change based on operating needs and conditions. Within twelve months after completion of this Offering, the Company anticipates pursuing an additional financing of roughly $1,500,000 to fund working capital for expansion, including inventory purchases. The Company has no binding commitments for such additional financing, and there can be no assurance it will be available on acceptable terms or at all. Apparel manufacturing involves long lead times and significant inventory costs; if less capital is raised than expected or the subsequent financing is not completed, the Company may need to delay production, scale back growth plans, or seek alternative financing, which could adversely affect liquidity and operations.

Company's Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Company's Historical Results of Operations
As an early-stage newly-formed company, the Company does not yet have a history of operations or historical financial results.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements

The Company is launching a Regulation CF campaign to fund expansion and development

Company Debt
The Company's current debt consists of a liability of approximately $44,985 USD to the current parent company, Mountain Grit AB, for initial startup expenses paid on the Company's behalf. This liability will be formalized into long-term debt of the Company as of January 1, 2026, bearing no interest, and is anticipated to be subsequently converted into equity upon the closing of the Regulation CF offering.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Amount Raise	Percentage of Proceeds for a Target Amount Raise	Allocation of Proceeds for a Maximum Raise	Percentage of Proceeds for a Maximum Raise
Intermediary Fees*	$850.00	8.50%	$51,000	8.50%
Product Prototyping & Sampling (1)	$9,150.00	91.50%	$78,000	13.00%
Raw Materials Inventory	$0.00	0.00%	$42,000	7.00%
Product Development & Engineering	$0.00	0.00%	$42,000	7.00%
Manufacturing Setup Fees or Initial Production Costs	$0.00	0.00%	$42,000	7.00%
Sales & Marketing Expenses (2)	$0.00	0.00%	$120,000	20.00%
General & Administrative (G&A) Expenses	$0.00	0.00%	$54,000	9.00%
Working Capital Reserve (3)	$0.00	0.00%	$171,001	28.50%
Total	$10,000+	100%	$600,001+	100%

+These figures are rounded to the nearest whole dollar.
*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $19,500 payment and a $4,000 monthly fee for marketing services and the use of the platform. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%), which is included in the table above as part of amounts raised in the Offering.

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used:

1) **Product Prototyping & Sampling**. The development of new products and the purchase of high-quality samples for our sales pipeline represent a critical initial investment. Funds raised will be used to offset these significant costs, enabling us to secure pre-orders and validate market demand for the full product line—which is essential for proceeding with larger production runs.

2) **Sales & Marketing Expenses**. As a producer of consumer products, brand recognition and customer brand awareness are our most important assets. A portion of the proceeds will be strategically invested in targeted

Sales & Marketing efforts to accelerate brand adoption, drive immediate sales and pre-orders, and fuel the #PAYITFORWARD ecosystem to build long-term customer loyalty.

3) **Working Capital Reserve**. Maintaining a solid Working Capital Reserve is vital to securing favorable financing. We intend to allocate a significant portion of the net proceeds to strengthen this reserve, demonstrating a robust financial base necessary to approach banks for order financing and manage the long lead times inherent in the apparel manufacturing industry.

Disqualification
Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website www.mountaingrit.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at invest.mountaingrit.com, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date .

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form

C/A. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C/A, and the Offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in Target Offering Amount, change in security price, and change in management. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Mountain Grit Corporation
Issuer

By /s/ Tomas Berntsson
Signature

Chief Executive Officer
(Title)

Tomas Berntsson
(Name)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tomas Berntsson
(Signature)

Tomas Berntsson
(Name)

Director
(Title)

April 15, 2026
(Date)

/s/ Alexander Bagling
(Signature)

Alexander Bagling
(Name)

Director
(Title)

April 15, 2026
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

ISSUER FINANCIAL STATEMENTS

Mountain Grit Corporation

(a Wyoming Corporation)

Unaudited Financial Statements

As of the date of inception September 12, 2025

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Mountain Grit Corporation

Table of Contents




FS - 3

Independent Accountant's Review Report

November 6, 2025
To: Board of Directors of Mountain Grit Corporation
Re: Inception Financial Statement Review– Mountain Grit Corporation

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Mountain Grit Corporation, which comprise the balance sheets as of the date of inception September 12, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the date then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Mountain Grit Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
November 6, 2025



229 Park Ave S, Suite 70037
New York, New York 10003-1502



Info@Alice.CPA



MOUNTAIN GRIT CORPORATION
BALANCE SHEET
As of September 12, 2025 (date of inception)
(Unaudited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Accounts receivable		-
Total Current Assets		-

Total Assets	$	-

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts payable	$	-
Payable to related party		29,144
Total Current Liabilities		29,144
Total Liabilities		29,144

Stockholder's Equity

Common Stock, $0.0001 par value; 5,000 authorized;		
0 shares issued and outstanding		-
Additional paid in capital		27,993
Retained Earnings/ (Accumulated deficit)		(57,137)
Total Stockholder's Equity		(29,144)

Total Liabilities and Stockholder's Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

MOUNTAIN GRIT CORPORATION
INCOME STATEMENT
As of September 12, 2025 (date of inception)
(Unaudited)

Revenues	$	-
Operating Expenses		
General and administrative		13,964
Salaries and wages		18,773
Professional fees		24,400
Total Operating Expenses		57,137
Other Income (Expense)		
Other income		-
Total Other income (expense)		-
Net Income (Loss)	$	(57,137)

The accompanying footnotes are an integral part of these financial statements.

MOUNTAIN GRIT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
As of September 12, 2025 (date of inception)
(Unaudited)

	Common Stock		Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholder's Equity
	Shares	Value ($ par)			
Balance as of September 12, 2025 (Inception)	-	$ -	$ -	$ -	$ -
Investment from related party	-	-	27,993	-	27,993
Net loss	-	-	-	(57,137)	(57,137)
Balance as of September 12, 2025	-	$ -	$ 27,993	$ (57,137)	$ (29,144)

The accompanying footnotes are an integral part of these financial statements.

MOUNTAIN GRIT CORPORATION
STATEMENT OF CASH FLOWS
As of September 12, 2025 (date of inception)
(Unaudited)

Cash Flows from Operating Activities

Net Income (Loss)	$ (57,137)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Changes in operating assets and liabilities:	
Accounts receivable	-
Accounts payable	-
Payable to related party	29,144
Net cash provided by (used in) operating activities	**(27,993)**
Cash Flows from Financing Activities	
Subscription of Common Stock	27,993
Net cash used in financing activities	**27,993**
Net change in cash and cash equivalents	**-**
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	**$ -**
Supplemental information	
Interest paid	$ -
Income taxes paid	$ -

The accompanying footnotes are an integral part of these financial statements.

MOUNTAIN GRIT CORPORATION
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 12, 2025 (DATE OF INCEPTION)
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Mountain Grit Corporation (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Wyoming on September 12, 2025. The Company is engaged in the design, development and distribution of high-performance gear and apparel, with focus on climbing, hiking and mountaineering products.

As of September 12, 2025, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 5). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue-producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of September 12, 2025, the Company has no cash and cash equivalents.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

MOUNTAIN GRIT CORPORATION
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 12, 2025 (DATE OF INCEPTION)
(UNAUDITED)

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of September 12, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of September 12, 2025, the Company had not begun recognizing sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Payable to related party

As of September 12, 2025, the Company's parent entity, Northern Grit AB, paid $29,200 on behalf of the Company to cover the incorporation and organization related expenses in connection with its formation.

NOTE 4 – STOCKHOLDER'S EQUITY

Equity

On September 12, 2025, the Company entered into a Stock Purchase Agreement with Northern Grit AB for the subscription of 5,000,000 common shares for an aggregate purchase price of $5,000. As of the agreement date, the Company's Articles of Incorporation authorized the issuance of only 5,000 common shares. On September 18, 2025, the Company filed an amendment to its Articles of Incorporation, increasing the authorized number of common shares from 5,000 to 5,000,000 shares.

Further, the parent company paid $27,993 of start-up expenses on behalf of the Company. These payments were recorded as payment against the stock purchase as the parent Company does not expect to be repaid.

MOUNTAIN GRIT CORPORATION
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 12, 2025 (DATE OF INCEPTION)
(UNAUDITED)

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Amendment to the Articles of Incorporation

On September 18, 2025, the Company filed an amendment to its Articles of Incorporation, increasing the authorized number of common shares from 5,000 to 5,000,000 shares.

On November 6, 2025, the Company's board of directors approved a further increase in the total number of authorized shares from 5,000,000 to 10,000,000. In addition, the board approved a stock split on a 1-for-1.5 basis, resulting in an increase in the number of outstanding shares from 5,000,000 to 7,500,000.

Management's Evaluation

Management has evaluated subsequent events through November 6, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.

EXHIBIT C

PDF OF CAMPAIGN LANDING PAGE





`02:25`

TIRED OF SOULLESS BRANDS?
LET'S BUILD OUR OWN

Mountain Grit is a community-owned apparel company built on a simple idea:
Create honest, quality gear and reinvest our marketing back into the communities we serve.
This is a ground-floor opportunity to become a co-owner and help build a brand that truly gives back.

📈 **Limited Shares Remaining**

$0	$500K

Invest Now

Offering Terms	
Security Type	Common Stock
Share Price	**$1.00 USD**
Minimum Investment	$500 + 3.5% investor processing fee
Round 1 Target	$10,000.17 - $500,000.22 USD
Pre-Money Valuation	$7,500,000 USD

Disclaimer: As the company is in a pre-revenue stage, the pre-money valuation of $7,500,000 is not based on historical financial performance, revenues, or other traditional valuation metrics. This valuation was established by management in consultation with our advisors and is based on the significant intangible assets that establish Mountain Grit's market position. This figure reflects the 25 years of industry expertise and successful track record of the founding team, the proprietary intellectual property including existing product designs and brand assets, the significant market potential of the company's diversified year-round product strategy , and the validated market interest demonstrated by the large volume of early support from the target community.

View Key Documents



THE STORY, WHY ARE WE DOING THIS?

With 25 years experience as entrepreneurs we have seen firsthand what happens when rapid growth and a quick "exit" become the main goals. Companies fall into a "discount death spiral", sacrificing product quality and brand trust to chase short-term volume. The very soul of the brand quickly gets lost.

Mountain Grit is our antidote. We're starting over to build a company *we* believe in, free from the pressures of big-money investors who don't understand our community. We're building a company to last, focused on profitability, honest products, and sharing our success with the people who got us here.

THE CREW

A vision is only as strong as the team executing it. With decades of combined, hands-on experience, we have the product knowledge, the strategic vision, the financial discipline, and the community connection to build a company that lasts.



Tomas,
The Visionary

A true entrepreneur with deep roots in the sledding community. Tomas has a rare, hands-on understanding of what it takes to build a brand from the ground up, turning vision into a reality that resonates with riders.

Founder of TOBE Outerwear
Ex CEO



Alex,
The Product Brain

With a hands-on approach to design, born from a life lived in the rural north. He translates real-world experience into gear that's tough, reliable, and built for the realities of both the backcountry and the daily grind.

Ex Head of Design, TOBE Outerwear



Marianne,
The Backbone

Marianne brings structure and order to the vision. With a background in finance and a love for organization, she's the operational core that ensures everything runs smoothly, from administration to logistics.

Founder of TOBE Outerwear
Business Administration



Tori,
The Community Builder

A natural problem-solver with deep roots in the outdoor industry and our community, excelling at turning shared passion into real growth and fostering the connections that make our brand more than just gear.

Ex National Sales Manager, TOBE Outerwear



WHY SNOWMOBILE GEAR?
BECAUSE IT IS THE ULTIMATE TEST

We start with snowmobilers because this is the world we come from. It's also the most demanding environment for apparel on earth. You have high-speed wind, deep powder, sub-zero temperatures, and intense physical exertion (digging!). You're battling frozen zippers, sharp running boards, and close encounters with trees.

If you can build a product that a backcountry snowmobiler trusts, you can build a product for anyone. Our gear won't be for "groomed tracks and finish lines"; it's for the rider who explores, gets stuck, and needs gear that simply works, day in and day out.



A DIVERSE STRATEGY FOR YEAR-ROUND GROWTH

A business built *only* on snowmobile gear has a terrible cash flow problem. Our new strategy focuses on our core customer with a diversified product mix that creates year-round sales opportunities.

- **Backcountry:** The high-performance gear that builds our brand identity and credibility.
- **Workwear:** The higher-volume category for our community's 9-to-5 life. This is our engine for year-round sales.
- **Lifestyle:** The everyday essentials that create loyal, repeat customers.



Invest Now



CORNERSTONES: A BUSINESS BUILT ON A SOLID FOUNDATION

Our strategy isn't revolutionary; it's a return to what works. We're building our company on four cornerstones that ensure long-term, profitable growth. No one in their right mind messes with a cornerstone, because the whole building will collapse. These are our non-negotiables.



UNCOMPROMISING QUALITY

We hate selling junk. Period. You work hard for your money and deserve gear that works as hard as you do. Our commitment is to create durable, reliable products built to last.



COMMUNITY-OWNED

You're not just a customer, you're a stakeholder. It's a chance to back a new kind of company, built on shared values and a commitment to our communities. Your investment makes this alternative possible.



MARKETING THAT GIVES BACK

Our marketing budget doesn't fund expensive campaigns; it goes right back into our communities. We invest in local initiatives, support future leaders, and strengthen the places we call home. #PayItForward



A HEALTHY ECOSYSTEM

We see our business as a cycle. When we build great products and reinvest in our communities, everyone wins. It's a simple, sustainable model where success is shared.



THE INVESTMENT: BE THE SPARK

USE OF FUNDS: BUILDING THE FOUNDATION

The funds raised will be used to validate the product line and secure pre-orders through prototyping and sampling, establish a robust Working Capital Reserve to secure order financing, and strategically invest in Sales & Marketing to fuel brand awareness and customer loyalty.

- **Product Prototyping and Sampling**
  We will invest in Product Prototyping and Sampling to offset initial development costs, secure pre-orders, and validate demand for the full product line.

- **Sales & Marketing**
  Funds will be invested in targeted Sales & Marketing efforts to accelerate brand adoption and drive immediate sales and pre-orders.

- **Working Capital Reserve**
  Funds will strengthen our Working Capital Reserve, providing the robust financial base necessary to secure financing and manage operational needs.

FOUNDING INVESTOR PERKS

Your investment is the spark, but we also want to give back. As a special thank you for becoming a co-owner, we've put together these perk packages. You will be able to select your perk level during the checkout process.

$500+: THE SPARK
- Name on "Founding Members" Wall.

$1,000+: IRON
- Name on "Founding Members" Wall.
- First-Run "Founder's Edition" Hat.
- 15% 1+ year Discount Code.

$2,500+: STEEL
- Name on "Founding Members" Wall.
- First-Run "Founder's Edition" Hat.
- 20% 2+ year Discount Code.

$5,000+: BRONZE
- Name on "Founding Members" Wall.
- First-Run "Founder's Edition" Hat.
- 20% 3+ year Discount Code.
- 5% Bonus Shares.

$10,000+: SILVER

- Name on "Founding Members" Wall.
- First-Run "Founder's Edition" Hat.
- Invite to annual Founders call.
- 20% 5+ year Discount Code.
- 10% Bonus Shares.

$20,000+: GOLD

- Name on "Founding Members" Wall.
- First-Run "Founder's Edition" Hat.
- Invite to annual Founders call.
- 25% 10+ year Discount Code.
- 15% Bonus Shares.

$50,000+: PLATINUM

- Name on "Founding Members" Wall.
- First-Run "Founder's Edition" Hat.
- Invite to annual Founders call.
- 30% 10+ year Discount Code.
- 20% Bonus Shares.
- Sled weekend with the Founders.

PERK DESCRIPTIONS

- **Name on "Founding Members" Wall:** We will have a permanent page on our website dedicated to everyone who helped us light the initial fire. Its our way of showing well never forget who made this possible.

- **First-Run "Founder's Edition" Hat:** You get our very first hat, completely free. In a exclusive Founders Edition colorway.

- **Invite to annual Founders call:** A exclusive digital meeting with the crew, We'll give you a fully transparent update on the business you helped build and a first look at what's next. No BS, just the real story.

- **Discount Code (15-30%):** A solid discount code as a thank you. Set to guarantee you get at least the specified years of discount starting from our first 'winter collection' launch.

- **Bonus Shares (5-20%):** We're adding extra shares to your investment, on us. For example, if you invest $10,000 at the 10% bonus level, we'll give you $11,000 worth of shares.

- **Sled Weekend with the Founders:** This is the real deal. Come ride with us—Tomas, and the crew. We'll ride, talk shop, test gear, and live the life Mountain Grit is all about. (We'll agree on location and timing together.)

BECOME A CO-OWNER

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Investment Details

Regulation CF
Price Per Common Share: **$1.00**

The Iron

Invest $1,000 +

Invest $1,000 and receive:
- Name on the "Founding Members" wall
- First-Run Founder's Edition hat
- 15% discount code for one year

The Steel

Invest $2,500 +

Invest $2,500 a...
- Name on the...
  Members...
- First-Run F...
- 20% disco...
  years

INVESTOR FAQ

Is this a risky investment? ∨

When do you expect to ship the first products? ∨

What does "community-owned" actually mean? Do I get to vote on jacket colors? ∨

What does your "#PayItForward" marketing actually mean? ∨

How is the Mountain Grit business model different from the industry standard? ∨

Why invest in startups? ∨

How much can I invest? ∨

How do I calculate my net worth? ∨

What are the tax implications of an equity crowdfunding investment? ∨

Who can invest in a Regulation CF Offering? ∨

What do I need to know about early-stage investing? Are these investments risky? ∨

When will I get my investment back? ∨

Can I sell my shares? ∨

Exceptions to limitations on selling shares during the one-year lockup period: ∨

What happens if a company does not reach their funding target? ∨

How can I learn more about a company's offering? ∨

What if I change my mind about investing? ∨

How do I keep up with how the company is doing? ∨

What relationship does the company have with DealMaker Securities? ⌄

JOIN THE DISCUSSION

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EXHIBIT D

SUBSCRIPTION AGREEMENT WITH ISSUER AND INVESTOR

SUBSCRIPTION AGREEMENT
Mountain Grit Corporation
(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: Mountain Grit Corporation

        1309 Coffeen Avenue STE 1200

        Sheridan, WY, 82801

Ladies and Gentlemen:

1. Subscription.

    (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase shares of
    Common Stock (the "Securities"), of Mountain Grit Corporation, a Wyoming Corporation (the
    "Company"), upon the terms and conditions set forth herein. The rights of the Securities are
    as set forth in the Company's Certificate of Incorporation dated September 12, 2025, as
    amended on November 6, 2025, included as an exhibit to the Offering Statement.

    (b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has
    received this Subscription Agreement, a copy of the Offering Statement of the Company
    filed with the SEC and any other information required by the Subscriber to make an
    investment decision.
            (i)   Subscriber acknowledges that Subscriber has read the educational materials on the
                  landing page, and has been informed of Subscriber's right to cancel the investment up to
                  48-hours prior to a Closing Date or Termination Date (both defined below); however,
                  once the Subscription Agreement is accepted by the Company there is no cancelation
                  right;
            (ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case
                  that there are any communications from promoters, the promoter must clearly disclose in
                  all communications the receipt of compensation, and that the promoter is engaged in
                  promotional activities on behalf of the Company. A promoter may be any person who
                  promotes the Company's offering for compensation, whether past or prospective, or who
                  is a founder or an employee of the Company that engages in promotional activities on
                  behalf of the Company; and
            (iii) Subscriber acknowledges that Subscriber has been informed of the compensation that
                  DealMaker Securities LLC and affiliates receives in connection with the sale of securities
                  in the Regulation CF offering and the manner in which it is received.

    (c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a
    Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the
    Company, at its sole discretion, may allocate to Subscriber only a portion of the number of
    Securities that Subscriber has subscribed for. The Company will notify Subscriber whether
    this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's
    subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be
    returned to Subscriber without interest and all of Subscriber's obligations hereunder shall
    terminate.

    (d) The aggregate value of the Securities to be sold by the Company shall not exceed
    $600,000.89 (including Investor Transaction Fees). The Company may accept subscriptions

until April 30, 2026 (the "Termination Date"). Providing that subscriptions for $10,000.17 (including Investor Transaction Fees) are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

Investors will be required to pay an Investor Transaction Fee of 3.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) Subscriber may cancel an investment until 48 hours prior to a Closing.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing.</u> The Company is a Corporation duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    (i) To the Company;

    (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    (iii) As part of an offering registered under the Securities Act with the SEC; or

    (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Wyoming.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE

NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
>
> Mountain Grit Corporation
> 1309 Coffeen Avenue STE 1200
> Sheridan, WY, 82801

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

Mountain Grit Corporation

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Shares of Mountain Grit Corporation by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Common Shares** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: If the Subscriber is not an individual: ☐ Individual
	☐ Joint Tenant
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Tenants in Common
	☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held:
	Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber:
	Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
	EIN of account:
(Telephone Number)	Address of account provider:
(Offline Investor) (E-Mail Address)	

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Mountain Grit Corporation

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Mountain Grit Corporation (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Common Shares, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐   (a)   a Canadian financial institution, or a Schedule III bank;

☐   (b)   the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐   (c)   a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

          (d)   a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐   (e)   an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐   (e.1)   an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐   (f)   the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐   (g)   a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐   (h)   any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐   (i)   a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;
☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;
	(k.1)	an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;
	(k.2)	Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year
☐	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;
☐	(m)	a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;
☐	(n)	an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;
☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;
☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;
	(q)	a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;
☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;
☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
☐	(t)	a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;
☐	(u)	an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;
	(v)	a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or
☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Common Shares	Issuer: Mountain Grit Corporation (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Mountain Grit Corporation** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

        (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

**INTERNATIONAL INVESTOR CERTIFICATE**

**FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES**

TO: **Mountain Grit Corporation** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                           By:
                                                           (Signature)
                                                           Name:
                                                           (If signing on behalf of entity)
                                                           Title:
                                                           (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                                   By:

                                                                        (Signature)

                                                                   Name of Signing Officer (if Entity):

                                                                   Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Mountain Grit Corporation's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Mountain Grit Corporation's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

<u>EXHIBIT E</u>

ISSUER CERTIFICATE OF INCORPORATION AND CERTIFICATE OF AMENDMENTS THERETO



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

For Office Use Only

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Mountain Grit Corporation

2. Article number(s) V is amended as follows:
   ***See checklist below for article number information.**

Number of Common Shares: 10,000,000 Common Par Value: $0.0001
Number of Preferred Shares: 0 Preferred Par Value: $0.0000

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on   11/04/2025   .
   (Date – mm/dd/yyyy)

5. Approval of the amendment: *(Please check __only one__ appropriate field to indicate the party approving the amendment.)*

◯ **Shares were _not_ issued** and the board of directors or incorporators have adopted the amendment.

OR

◯ **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

☑ **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: _____

(May be executed by Chairman of Board, President or another of its officers.)

Date: 11/04/2025

(mm/dd/yyyy)

Print Name: Tomas Berntsson

Title: CEO

Contact Person: Harvard Business Services, Inc.

Daytime Phone Number: 302-644-6289

Email: filings@delawareinc.com

*(**An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Checklist

☐ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
☐ **Processing time is up to 15 business days** following the date of receipt in our office.
☐ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*
☐ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
☐ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 10/03/2025 10:24 AM
Original ID: 2025-001766899
Amendment ID: 2025-006089826

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

> **Mountain Grit Corporation**

2. Article number(s) | **V** | is amended as follows:

See checklist below for article number information.

> **Number of Common Shares: 5,000,000 Common Par Value: $0.0001**
> **Number of Preferred Shares: 0 Preferred Par Value: $0.0000**

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on | **9/18/2025** |
(Date – mm/dd/yyyy)

RECEIVED
SEP 22 2025
WYOMING
SECRETARY OF STATE

5. Approval of the amendment: *(Please check __only one__ appropriate field to indicate the party approving the amendment.)*

| X | **Shares were _not_ issued** and the board of directors or incorporators have adopted the amendment. |


OR


| ☐ | **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005. |


OR


| ☐ | **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003. |

Signature: _____ **Date:** | 9/18/2025 |
(May be executed by Chairman of Board, President or another of its officers.) *(mm/dd/yyyy)*

Print Name: | Andrew Pierce | Contact Person: | Andrew Pierce |

Title: | **Authorized Individual** | Daytime Phone Number: | **307-683-0983** |

Email: | **reports@wyomingllcattorney.com** |

(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

Checklist

☐ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
☐ **Processing time is up to 15 business days** following the date of receipt in our office.
☐ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*
☐ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
☐ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**


For Office Use Only

WY Secretary of State
FILED: Sep 12 2025 1:31PM
Original ID: 2025-001766899

Profit Corporation
Articles of Incorporation

I. **The name of the profit corporation is:**
Mountain Grit Corporation

II. **The name and physical address of the registered agent of the profit corporation is:**
Company Sage Agents LLC
1095 Sugarview Dr Ste 100
Sheridan, WY 82801

III. **The mailing address of the profit corporation is:**
1309 Coffeen Avenue STE 1200
Sheridan, WY 82801

IV. **The principal office address of the profit corporation is:**
1309 Coffeen Avenue STE 1200
Sheridan, WY 82801

V. **The number, par value, and class of shares the profit corporation will have the authority to issue are:**

Number of Common Shares:	5,000	Common Par Value:	$0.0001
Number of Preferred Shares:	0	Preferred Par Value:	$0.0000

VI. **The name and address of each incorporator is as follows:**
Andrew Pierce
1095 Sugar View Dr STE 500, Sheridan, Wyoming, 82801

Signature: *Andrew Pierce*   Date: **09/12/2025**

Print Name: **Andrew Pierce**

Title: **Authorize Individual**

Email: **reports@wyomingllcattorney.com**

Daytime Phone #:   **3076830983**



☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Andrew Pierce

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *Andrew Pierce*   Date: **09/12/2025**

Print Name: **Andrew Pierce**

Title: **Authorize Individual**

Email: **reports@wyomingllcattorney.com**

Daytime Phone #: **3076830983**



Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

Company Sage Agents LLC, whose registered office is located at **1095 Sugarview Dr Ste 100, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **Mountain Grit Corporation** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Andrew Pierce* Date: **09/12/2025**

Print Name: **Andrew Pierce**

Title: **Authorize Individual**

Email: **reports@wyomingllcattorney.com**

Daytime Phone #: **3076830983**

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Mountain Grit Corporation

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **12th** day of **September**, **2025** at **1:31 PM.**

Remainder intentionally left blank.

Filed Date: 09/12/2025

_____
Secretary of State

Filed Online By:

Andrew Pierce

on 09/12/2025

EXHIBIT F

ISSUER BYLAWS

BYLAWS OF Mountain Grit Corporation

ARTICLE I
(Offices)

Section 1.1. Principal Office. The initial principal office of the above named corporation (*"corporation"*) shall be at the office registered with the Wyoming Secretary of State at formation (*"principal and registered office"*). The board of directors governing the corporation (*"board"*) may change the location of either the registered or principal office, or both, at its' sole discretion. The corporation may have such other offices and places of business, either within or outside of Wyoming, as the board may designate in its' sole discretion.

Section 1.2. Registered Office. The corporation shall continuously maintain a registered office in Wyoming. This office may, but need not, be identical to the principal office, but must have a street address and be a physical location where the corporation's registered agent can accept service of process. The board may change the registered office at its sole discretion.

Section 1.3. Registered Agent. The board shall appoint and maintain a registered agent. The registered agent shall be a Wyoming business entity registered as a commercial registered agent in Wyoming. The business office of the registered agent shall be identical to the registered office of the corporation. The corporation shall maintain with the registered agent an effective, written agreement creating an agency relationship providing for acceptance of service of process by a natural person at the registered office. The registered agent may be changed at any time by the board in its' sole discretion.

ARTICLE II
(Shareholders)

Section 2.1. Annual Meeting. An annual meeting of the registered shareholders of the corporation (*"shareholders"*) shall be held during the month of April at a time and date fixed by the board in its' sole discretion, or at such other time as may be determined by the board, for the purpose of electing directors and for the transaction of such other business as may lawfully and properly come before the meeting. If the election of directors is not held at the annual meeting, or at any adjournment thereof, the board shall cause the election to be held at a special meeting as soon thereafter as convenient.

Section 2.2. Special Meetings. Special meetings may be called solely by the board in its' discretion.

Section 2.3. Place of Meeting. The board may designate in its' sole discretion any place inside or outside of Wyoming as the place for any annual or special meeting of shareholders.   If no designation is made, the place of the meeting shall be the registered office.

Section 2.4. Notice of Meeting and Waiver.   The board shall provide notice, either through delivery or electronic means, of the date, time, place, and purpose and purposes of a meeting to all shareholders at each shareholder's record address no less than 10 nor more than 30 days in advance of the meeting.

Written waiver of notice may be executed by any shareholder in advance of or during the meeting if filed with the minutes of the meeting. Attendance at the meeting is a waiver.

Section 2.5. Conduct of Meeting. The president shall call the shareholders' meeting to order and act as chairman. In the absence of a president, any shareholder may call the meeting to order and a chairman shall be elected by a majority of the shareholders in attendance if a quorum is present. The chairman shall appoint a person to act as secretary who shall keep minutes and file them in the corporate records. The chairman shall determine the order of business and have the authority to establish rules for conduct of the meeting which are fair to all shareholders.

Section 2.6. Fixing the Record Date; Shareholders' List. The record date for a meeting shall be the close of business on the second business day preceding the date notice is given under Section 2.4. The secretary shall create a list specifying each shareholder's name and physical address, number of shares owned and each matter on which the shareholder is entitled to vote. This list shall be available for inspection by any shareholder during the meeting.

Section 2.7. Quorum. Unless otherwise provided by the articles, a majority of the outstanding shares entitled to vote, represented in person or by proxy, shall constitute a quorum. If a quorum is not represented, a majority of the shares present may adjourn the meeting to another date, time and place. Additional notice under Section 2.4 must then be given.

At any adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting.

Shareholders present at a duly convened meeting may continue to transact business notwithstanding the withdrawal of shareholders so that less than a quorum remains. If a quorum is present, the affirmative vote of a majority of the shares represented and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by law or the articles of incorporation (***"articles"***).

Section 2.8. Proxies. At all meetings, a shareholder may vote by in person or through a proxy executed in writing by the shareholder or thee shareholder's duly authorized attorney-in-fact. The proxy shall be filed with the secretary before or at the meeting. No proxy shall be valid after six months from the date of execution.

The death or incapacity of the shareholder appointing a proxy does not affect the right of the corporation to accept the proxy's authority unless notice of the death or incapacity is received by the secretary before or at the meeting.

Section 2.9. Informal Action by Shareholders. The articles may provide that any action which may be taken at a meeting may be taken without a meeting, and without prior notice, if a consent in writing setting forth the action taken are signed by shareholders holding not less than the minimum number of shares that would be required to take the action at a meeting. The consent shall bear the date of signatures and be delivered to the secretary for inclusion in the minutes.

If the articles do not provide for the foregoing consent, any action to be taken at a meeting may be taken without a meeting if a consent in writing setting forth the action taken is signed and dated by all shareholders entitled to vote. The consent shall bear the date of signatures and be delivered to the secretary for inclusion in the minutes.
A consent signed under this section has the effect of action taken at a meeting of the shareholders and may be described as such in any document.

ARTICLE III
(Board of Directors)

Section 3.1. General Powers. The property, business, and affairs of the corporation shall be managed by the board, except as otherwise provided in the Wyoming Corporation Code or the articles. The board shall have all powers to act as set forth in the laws of Wyoming.

Section 3.2. Performance of Duties. A director shall perform the duties of a director in good faith and in a manner reasonably believed to be in the best interests of the corporation with such care as an ordinarily prudent person in a like position would use under similar circumstances. Each directors' actions shall be subject to the business judgment rule and each director shall be free from liability to the full extent provided by the Wyoming Corporation Code.

Section 3.3. Number, Tenure and Qualifications. The number of directors shall initially be set and the members specified at the organizational meeting of the corporation. The shareholders or the board may change the number of directors at any time unless set in the articles.

Each director shall hold office until the director resigns or is removed. Directors shall be 18 years of age or older and need not be residents of Wyoming or shareholders.

Section 3.4. Resignation. A director may resign at any time by written or electronic notice delivered to the board, its chairman, or to the corporation at its registered address. Resignation is effective when delivered unless (i) a later date is specified or (ii) an effective date is subsequently to be determined on the happening of an event or events.

Section 3.5. Removal. A director may be removed only at a shareholders' meeting. Notice of the meeting shall state the purpose of the meeting. The director may be removed with or without cause unless the Articles require otherwise.

Any director may also be removed by judicial action under W.S. 17-16-809.

Section 3.6. Vacancies. Any vacancy occurring in the board may be filled by the:

- shareholders;
- board; or
- directors remaining in office even if they do not constitute a quorum.

A vacancy which may occur on the happening of a subsequent event may also be filled in this manner, but the new director may not take office until the vacancy occurs.

Section 3.7. Meetings. The board may hold regular or special meetings within or outside of Wyoming and may participate by, or conduct the meeting using, any means of communication, including electronic transmission. A director participating in a meeting is be present in person at the meeting.

Section 3.8. Notice and Waiver. If regular meetings of the board are held, notice of the date, time, place, or purpose of the meeting is not necessary. Notice of any special meeting shall be given at least two days prior to the meeting and must state the date, time, and place of the meeting, but does not need to state the purpose of the meeting.

A director may waive notice by a signed writing filed with the corporate records. Notice does not need to be in writing if the director waives by attendance.

Section 3.9. Quorum. A majority constitutes a quorum at a board meeting. If less than a majority is present, a majority of those present may adjourn to another date, place, and time without further notice.

A director who is present at a meeting when corporate action is taken is deemed to have assented to the action unless the director:

- objects at the beginning to holding the meeting;
- enters a dissent or abstention from the action taken into the minutes; or
- delivers written notice of dissent or abstention to the secretary before adjournment.

Section 3.10. Manner of Acting. If a quorum is present, the affirmative vote of a majority present shall be the act of the board, unless the vote of a greater number is required by law or the articles.

Section 3.11. Compensation. By board resolution, a director may be reimbursed for reasonable expenses incurred in attending any meeting, paid a fixed sum for attendance, and receive a salary. No payment for these shall preclude a director from serving the corporation in any other capacity and receiving compensation for that additional service.

Section 3.12. Committees. The board may designate two or more directors to constitute a committee, which shall have either the authority of the board or a lesser designated authority. No delegation of authority by the board shall relieve the board or any director from any responsibility imposed by law. The board shall have the power to fill vacancies in, to change the size or constituent membership of and to discharge any committee. Each committee shall keep a written record of its acts and shall submit this record at such times as requested by the board.

Section 3.13. Informal Action by Directors. Unless the articles provide otherwise, action to be taken by the board may be taken without a meeting if the action is taken by the requisite number of members through a signed written consent describing the action taken and included in the minutes. If this action is not taken unanimously, the corporation shall give the nonconsenting directors written notice describing action taken. This notice requirement shall not delay the effectiveness of those actions taken and a failure to comply with the requirement shall not invalidate the actions; provided that this subsection shall not be deemed to limit judicial power to fashion any appropriate remedy in favor of a director adversely affected by a failure to give the notice within the required time period. A consent signed under this section has the effect of action taken at a meeting of the board of directors and may be described as such in any document.

Section 3.14. Electronic Meetings. Members of the board or any committee may participate in a meeting by means of electronic medium. Electronic participation constitutes presence in person.

Section 3.15. No Liability of a Director. A director shall not be liable to the corporation or its shareholders for any action or decision taken or not taken unless the conduct resulted from:
- an action not taken in good faith;
- a decision:
  - which the director did not reasonably believe to be in, or at least not opposed to, the best interests of the corporation;
  - as to which the director was not informed to an extent appropriate in the circumstances;

- a lack of objectivity due to the director's familial, financial or business relationship with, or a lack of independence due to, the director's domination or control by, another person having a material interest in the challenged conduct:
- which relationship or which domination or control could reasonably be expected to have affected the director's judgment respecting the challenged conduct in a manner adverse to the corporation;
- sustained failure of the director to devote attention to ongoing oversight of the corporation's business and affairs, or a failure to devote timely attention, by making or causing to be made appropriate inquiry, when particular facts and circumstances of significant concern materialize that would alert a reasonably attentive director to the need therefore; or
- receipt of a financial benefit to which the director was not entitled or any other breach of the director's duties to deal fairly with the corporation and its shareholders that is actionable under applicable law.

The party asserting liability for money damages must establish that the corporation or shareholders suffered harm and the harm was proximately caused by the director. For money payment under a legal remedy, such as compensation for the unauthorized use of corporate assets, the party asserting liability must also prove that the payment sought is appropriate under the circumstances.

Section 3.16. Corporate Opportunities. A director's taking advantage of an opportunity is not subject to equitable relief or an award of damages or other relief on the grounds that the opportunity should have first been offered to the corporation if before becoming legally obligated respecting the opportunity, the director brings it to the attention of the corporation and:
- all other directors disclaim the corporation's interest in the opportunity in the same manner as if the decision being made concerned a director's conflicting interest transaction; or
- all shareholders disclaim the corporation's interest in the opportunity in the same manner as if the decision being made concerned a director's conflicting interest transaction, except that, rather than making the required disclosure, the director shall have made prior disclosure to those acting on behalf of the corporation of all material facts concerning the business opportunity that are then known to the director.

In any proceeding seeking relief based on an improper taking advantage of a business opportunity, the fact that the director did not employ the procedures described above shall not create an inference that the opportunity should have been first presented to the corporation.

ARTICLE IV
(Officers)

Section 4.1. General. The corporation shall have the officers the board appoints. One individual may simultaneously serve in more than one position.

The board shall assign to one officer the responsibility of

- preparing minutes for directors' and shareholders' meetings; and
- maintaining and authenticating corporate records required by W.S. 17-16-1601(a) and (e).

Officers shall be elected by the board annually at the first meeting held after each annual shareholders' meeting. If the election of officers is not held at this meeting, the election shall be held as soon after as convenient.

Officers shall be appointed by the board at its' sole discretion. Each officer shall hold office until a successor is elected and qualified or the officer's death, resignation or removal. An officer may be removed by the board at any time with or without cause. The board, in its' sole discretion, fill any vacancy. The appointment of an officer does not in and of itself create contract rights.

Section 4.2. Duties. The duty of an officer includes the obligation to inform the board:
- about the affairs of the corporation known to the officer which are within the scope of the officer's functions and known to be material; and
- of any actual or probable material violation of law involving the corporation or material breach of duty by an officer, employee or agent that the officer believes has occurred or is likely to occur.

In discharging these duties an officer who does not have knowledge is entitled to rely on:

- the performance of properly delegated responsibilities by one or more employees whom the officer reasonably believes to be reliable and competent; and
- information, opinions, reports or statements prepared or presented by one or more employees whom the officer reasonably believes to be reliable and competent or by legal counsel, public accountants or other persons retained as to matters involving skills the officer reasonably believes are matters:
  - within the particular person's professional or expert competence; or
  - as to which the particular person merits confidence.

Section 4.2. Resignation. An officer may resign at any time by delivering notice to the board. Resignations are effective when delivered, unless a later effective time is specified, and the board accepts the future time. The board may fill the vacancy before the effective time if the successor does not take office until the resignation's effectiveness.

Section 4.3. Removal. An officer may be removed at any time with or without cause by:
- the board; or
- an officer authorized by the board.

ARTICLE V
(Stock and Records)

Section 5.1. Share Ledger and Form of Stock. Shares of stock shall not be represented by physical certificates; instead, the corporation shall maintain an electronic ledger. This ledger, unless shares are issued in the form of certificate tokens, as provided in Section 5.2, shall provide the following:

- Name and physical address of the person to whom shares have been issued or in the case of a certificate token, the name and physical address of the person to whom shares have been issued and the data address to which the token was issued;
- Date of issuance and cancellation, if any; and
- Number and class of shares and the designation of the series, if any, the certificate represents.

The person whose name shares of stock stand on the books of the corporation shall be deemed the owner and holder of record for all purposes. Once issued, shares are nonassessable.

Section 5.2. Certificate Tokens. All or a portion of the shares may be represented by share certificates in the form of certificate tokens. The electronic message, command or transaction that transmits the certificate tokens to the data address to which a certificate token was issued shall be authorized at the time of issuance by one or more messages, commands or transactions signed with the network signatures of two shareholders of the corporation.

As used in this section:
- *"Blockchain"* means a digital ledger or database which is chronological, consensus based, decentralized and mathematically verified in nature;
- *"Certificate token"* means a representation of shares that is stored in an electronic format which contains the information specified under subsections (b) and (c) of this section, and this information is:
  - Entered into a blockchain or other secure, auditable database;
  - Linked to or associated with the certificate token; and
  - Able to be transmitted electronically to the issuing corporation, the person to whom the certificate token was issued and any transferee.

Section 5.3. Corporate Records. The corporation shall keep a permanent record of

- all minutes of all meetings of shareholders and the board;
- all actions taken by shareholders or the board without a meeting;
- all actions taken by a committee;
- a shareholder ledger if required under Section 5.1; and
- all appropriate accounting records.

Records may be kept in the form of an information storage device or method or any one or more distributed or other electronic networks or databases provided that the records are kept in written form or in another form capable of conversion into written form within a reasonable time.

The corporation shall also keep a permanent record of:

- Its articles as amended and restated;
- Its bylaws as amended and restated;
- All written communications to shareholders generally within the past three years, including the financial statements furnished for the past three years under W.S. 17-16-1620;
- A list of the names and business addresses of its current directors and officers; and
- Its most recent annual report delivered to the Wyoming Secretary of State.

Section 5.4. Financial Statements. The corporation shall furnish by mail within 120 days after a request in writing by a shareholder, annual financial statements for the preceding fiscal year that include a balance sheet as of the end of the year and an income statement for that year. A copy of the federal income tax return satisfies this requirement. The corporation shall mail to the requesting shareholder the annual financial statements within 120 days after request.

Section 5.5. Shareholder Inspection. A shareholder is entitled to inspect and copy, during regular business hours at the corporation's principal office, any of the records the corporation is required to keep if the shareholder gives written notice at least five business days before the date on which the shareholder wishes to inspect and copy.

A shareholder may inspect and copy the records if:

- the demand is made in good faith and for a proper purpose;
- the shareholder describes the purpose and the records to be inspected; and
- the records are directly connected with the shareholder's purpose.

A shareholder's agent or attorney has the same inspection and copying rights as the shareholder. The corporation may impose a reasonable charge covering the costs of the shareholder's request.

Section 5.6. Director Inspection. A director may inspect and copy records at the principal office of the corporation or to be provided such information in paper or electronic form.

ARTICLE VI
(Indemnification of Officers and Directors)

The corporation may indemnify current or former directors, officers, employees, and agents to the fullest extent provided in its articles and by the Wyoming Corporation Code, whether permissible or mandatory. Unless mandatory or court ordered, indemnification is at the discretion of the board.

ARTICLE VII
(Instruments; Loans)

Section 7.1. Execution of Instruments. The president has the power to execute and deliver on behalf of and in the name of the corporation any instrument requiring the signature of an officer. The president may delegate this authority. If no president is serving, a member of the board may sign. If no board member is serving, a shareholder may sign.

Section 7.2. Loans. The corporation may lend money to, guarantee the obligations of, and otherwise assist directors, officers and employees of the corporation and any other corporation which the corporation owns a majority of the voting stock in after complying with the Wyoming Corporation Code. No loans shall be contracted for on behalf of the corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the board.

ARTICLE VIII
(Miscellaneous)

Section 8.1. Amendments. The board shall have the power to alter, amend or repeal the bylaws or adopt new bylaws at any meeting of the board, subject to repeal or change by action of the shareholders.

Section 8.2. Emergency Bylaws. Subject to repeal or change by action of the shareholders, the board may adopt emergency bylaws in accordance with and pursuant to the provisions of the Wyoming Corporation Code.

ARTICLE IX
(Corporate Transparency Act)

Section 9.1. Corporate Transparency Act. The Corporate Transparency Act (CTA) is that act which consists of Sections 6001 through 6511 of the National Defense Authorization Act found in Title 31 of the U.S.C. The CTA is effective as of January 1, 2024. The CTA requires any reporting company to file initial and updated reports (CTA Reports) with the Financial Crimes

Enforcement Network (FinCEN) within specified periods after certain triggering events occur. CTA Reports must contain accurate and correct information about the reporting company and any person who (1) directly or indirectly exercises "substantial control" over the reporting company, or (2) directly or indirectly owns or controls 25 percent (25%) or more of the shares of the reporting company. The Company is a reporting company under the CTA. The required report must be filed by the Company. Any person described in subsections (1) or (2) or both, immediately above, is referred to in this Agreement as a CTA Reporting Person and must comply with the reporting requirements.

Section 9.2. Substantial Control. Substantial Control over a reporting company means an individual who meets any of four general criteria: 1) the individual is a senior officer; 2) the individual has authority to appoint or remove certain officers or a majority of directors of the reporting company; 3) the individual is an important decision-maker; or 4) the individual has any other form of substantial control over the reporting company.

Section 9.3. Forfeiture of Interest and Control of CTA Reporting Person. If at any time a CTA Reporting Person fails to provide the Company the information necessary to timely file Company CTA Reports or refuses to cooperate with the Company in the timely filing of CTA Reports, such actions by the CTA Reporting Person shall be automatically treated as a forfeiture of all control and ownership interest in excess of 24.99%. Any forfeited interests shall be allocated to all shareholders pro rata based on each shareholder's interest.

The above and foregoing constitute the true, correct and complete bylaws of the above designated corporation as adopted by its directors on the date the articles were filed and accepted by the Wyoming Secretary of State.

_____
Secretary

EXHIBIT G

VIDEO TRANSCRIPT

00:00:00:00 - 00:00:12:07
Unknown
Growing and scaling a company like Mountain Grit is going to require investors. And since we decided to say no to large corporate investors, we decided to look for our investors in our own community.

00:00:12:07 - 00:00:24:20
Unknown
And this is meant to protect the core values that we're building into the brand, from being watered down by professional investors who want to see quicker results at the expense of, let's say, product quality.

00:00:24:20 - 00:00:34:09
Unknown
We believe we can make this a profitable investment for our investors by simply making quality products that make customers want to come back for more.

00:00:34:09 - 00:00:48:14
Unknown
We are releasing the first snowmobile collection at the beginning of 2026. And then gradually and step by step, we are introducing the other categories like the workwear collection and the lifestyle collection.

0:01: I wanted to talk a little bit about our mix of sled gear and workwear.

0:06: Our 25 years in the snowmobile industry has taught us that in order to sell sled gear, we also need a counter season product, something that helps us build a profitable business all year round.

0:18: And we like describing our product portfolio in the shape of a pyramid.

0:23: At the top we have the sled gear, premium quality, high performing, and while this has always been my passion and favorite product to work with, the challenges are that the prices are high and the margins are low, and you can also just sell them in the winter, which completely screws our cash flow.

0:41: To balance this, we need a counter season product, preferably something we can sell in bigger numbers and with higher margins.

0:48: Workwear checks all the boxes, plus it's one of those products that both me and my designer Alex have a ton of experience in using ourselves, which, you know, makes it easy to find the passion for it.

0:59: It's also a fun product to work with.

1:02: It's both technical and challenging, and it requires a lot of attention to details and quality.

1:07: The workwear that we're developing is living in the crossroads between classical workwear and lifestyle wear.

1:15: And the designs, the technology, the material kind of honors the classical workwear at the same time as the design brings some new flavor to the table.

0:00

I started Mountain Grit together with a group of friends and colleagues that I share a very long history with in the industry.

0:08

We're out of this tiny little village and we're headquartered in an old barn on my farm, a barn that's over 100 years old.

0:16

And I think it's pretty cool that where I'm sitting right now, where my office is, used to be the old stable on the farm.

0:22

This is in the middle of nowhere, but to me it's such a great place for inspiration and, for a company who wants to develop and grow.

0:30

I mean, just sitting in an office where you look out over this beautiful lake, that's, I mean, yeah, that's a lot of inspiration right there.

0:38

My name's Thomas and I've been working in the snowmobile industry for the past 25 years designing and developing snowmobile gear.

0:48

My parents were big skiers and that's how I grew up and I kind of got myself into snowmobiling as a teenager.

1:00

After snowmobiling in my ski gear for a while and then, you know, obviously ruining all of it, I realized that for backcountry snowmobiling you're gonna need something more special.

1:11

Back then in the early 2000s, I ran a mechanical shop and fabricated snowmobile parts.

1:16

I got introduced to a designer and came up with the idea of starting a snowmobile apparel brand, and after that I had a long career in the snowmobile industry and I like to think that we helped influence the way people dress, and the snowmobile fashion in general, just a little bit.

1:33

Now 25 years into it, I gathered my closest friends and colleagues and we've started mountain grit together.

1:40

The whole team comes from a background of being skiers, snowboarders, snowmobilers, and working in different types of trades, and we weren't necessarily trained as product developers and designers in the beginning, so everything we learned we had to learn the hard way.

1:58

And I think maybe that's what sets us apart and hopefully makes us unique.

2:02

Like all our ideas for designs and product functionality, it's all sprung out of our personal experiences.

2:09

I like to think that we've developed some sort of an expertise in designing very durable snowmobile gear, which makes me very excited to be able to bring with me now that we're designing our worker collection.

00:00:00:00 - 00:00:12:11
Unknown
I absolutely hate selling junk to my customers. As much as I hate buying it myself, and I'm sick and tired of products that are to sign a single use items.

00:00:12:11 - 00:00:20:03
Unknown
And snowmobilers are notoriously hard on their gear. It's one of the most demanding winter sports on the planet, and, well, we need good gear.

00:00:20:03 - 00:00:30:07
Unknown
The sport has changed and evolved, and the demands that our customers are placing on their gear is much tougher now than when I first got myself into this.

00:00:30:07 - 00:00:43:09
Unknown
My whole ambition with mountain grade is to be the opposite of fast fashion. We want to be slow fashion. We're designing good quality products and we want to grow our business sustainably with the help of customers. That keeps coming back.